Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

When	Where
Thursday, June 7, 2018	Algonquin Power & Utilities Corp.
4:00 p.m. (Eastern Time)	354 Davis Road, Suite 100
Oakville, Ontario, Canada

Business of the Annual Meeting of Common Shareholders

At the meeting, shareholders will be asked to:

1.	Receive the financial statements as at and for the year ended December 31, 2017, and the report of the auditors on the statements;

2.	Re-appoint Ernst & Young LLP as the auditors of the Corporation;

3.	Elect directors for the ensuing year;

4.
Consider, and if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “A” to this Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and

5.	Consider any other business that may be properly brought before the Annual Meeting of Common Shareholders or any adjournment thereof.

By order of the Board of Directors,

Kenneth Moore,
Chair of the Board of Directors
May 1, 2018

If you are unable to attend the meeting in person, your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 5:00 p.m. (Eastern Time) on Tuesday, June 5, 2018 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

1.    By email to  proxyvote@astfinancial.com

2.    By facsimile to 416-368-2502 or 1-866-781-3111

3.    By touch-tone telephone at 1-888-489-5760

4.    By mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1

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